Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

October 29, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Update on Stock Split

In furtherance to our intimation dated October 04, 2024 regarding intimation of record date as October 28, 2024 for sub-division/ split of each equity share of Rs. 5/- (Rupees five only) each, fully paid-up into 5 (five) equity shares of Re. 1/- (Rupee one only) each, fully paid-up, kindly note the Company’s authorized, issued and paid-up share capital as on October 28, 2024, pre and post sub-division as set out below:

Particulars	Pre sub-division	Post sub-division
Authorised Share Capital	Rs. 1,45,00,00,000/- divided into 29,00,00,000 equity shares of Rs. 5/- each	Rs. 1,45,00,00,000/- divided into 1,45,00,00,000 equity shares of Re. 1/- each
Issued Share Capital	Rs. 83,43,85,730/- divided into 16,68,77,146 equity shares of Rs. 5/- each	Rs. 83,43,85,730/- divided into 83,43,85,730 equity shares of Re. 1/- each
Paid-up Share Capital	Rs. 83,43,84,730/- divided into 16,68,76,946 equity shares of Rs. 5/- each	Rs. 83,43,84,730/- divided into 83,43,84,730 equity shares of Re. 1/- each

Note: The difference between issued and paid-up capital is due to forfeiture of 200 shares of Rs.5/- each, pre sub-division, resulting in 1000 shares of Re.1/- each, post sub-division.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR